UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Commission File Number 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
____________________

No. 3055 Middle Fuxing Road Baoding 071051 People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⃞ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⃞

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

FORM 6-K

TABLE OF CONTENTS

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EX-99.1 PRESS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

		By:	/s/ Zongwei Li
			Name:	Zongwei Li
			Title:	Chief Financial Officer

Date:	September 26, 2008

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